[Total Letterhead]
June 3, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
By Hand Delivery
Attention: H. Roger Schwall

Re:	Total S.A. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007
Form 6-K Filed October 16, 2008
Response Letter Dated April 17, 2009 (File No. 1-10888)
Dear Mr. Schwall:
Thank you for your letter dated May 12, 2009, setting forth the Staff’s comment relating to our Annual Report on Form 20-F for the year ended December 31, 2007, our filing on Form 6-K made on October 16, 2008, and our response letter dated April 17, 2009. Set forth below is the response of Total S.A. (the “Company”) to the Staff’s comment.
To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.
Response Letter Dated April 17, 2009
1.	In future reports, when you generate significant funds for, or make significant purchases from, countries that have been classified by the U.S. Department of State as state sponsors of terrorism, please disclose that fact, noting the types of transactions and the dollar amounts.
R:	In preparing future reports, we will take your comment into account and, to the extent we enter into transactions of the type you describe that are material to our operations, we will make appropriate disclosures.
*       *     *

Please direct any questions or comments regarding the enclosed material to the undersigned at (011)331.4744.4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011)331.7304.1000.

Very truly yours,
/s/ Patrick de La Chevardière
Patrick de La Chevardière
Chief Financial Officer

cc:	Jennifer O’Brien
Kimberly Calder
Laura Nicholson
Tim Levenberg
(Securities and Exchange Commission)

Thierry Reveau de Cyrières
Dominique Bonnet
(Total S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)